POULTON & YORDAN
                              ATTORNEYS AT LAW


RICHARD T. LUDLOW

                             November 17, 2006



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

          Re:  Pacific Health Care Organization, Inc.
               Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed on May 17, 2002
               Form 10-QSB for the Quarter Ended June 30, 2006
               Filed on August 14, 2006
               File No.: 000-50009


Dear Mr. Rosenberg:

     At the request of the management of Pacific Health Care Organization, Inc., (the "Company") we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated October 23, 2006. Following are the responses to your comments.

Form 10-KSB-A for the fiscal year ended December 31, 2005
---------------------------------------------------------

Management's Discussion and Analysis, page 4
--------------------------------------------

     1. It appears that the percentage increase in employee enrollment and data maintenance costs have increased at different rates than revenues received from these employee services. Please tell us [let's avoid "expanded disclosure, we just want disclosure], in disclosure-type format, the factors that caused the increases in employee enrollment and data maintenance costs to be at different rates in revenues.

     THE COMPANY PROVIDES SERVICE TO ITS CUSTOMERS THROUGH TWO DIFFERENT NETWORKS; -- ITS HEALTH CARE ORGANIZATION NETWORKS ("HCO") OR ITS MEDICAL PROVIDER NETWORK ("MPN"). FOR HCO BILLINGS, THE COMPANY INCLUDES IN ITS RATE TO CUSTOMERS AN EMPLOYEE ENROLLMENT FEE THAT IS DUE TO THE STATE OF CALIFORNIA DIVISION OF WORKERS' COMPENSATION ("DWC"). THE COMPANY ACCRUES AN ESTIMATED FEE FOR ALL HCO CUSTOMERS ON A MONTHLY BASIS AND CHARGES AN EXPENSE FOR THAT MONTH. AFTER THE END OF EACH FISCAL YEAR, A SUMMARY REPORT IS PREPARED FOR THE ACTUAL HCO EMPLOYEES ENROLLED IN THE PLAN AND SUBMITTED TO THE DWC AND THE FEE FOR THE PRIOR YEAR IS PAID IN TWO INSTALLMENTS. BY CONTRAST, THE COMPANY DOES NOT BILL MPN CUSTOMERS ANY ASSESSMENT FEES OR ANY COSTS THAT ARE THEN PAID TO A STATE AGENCY. THUS, TOTAL REVENUES COULD INCREASE OR DECREASE, BUT THE MIX OF HCO AND MPN SERVICES MIGHT VARY AND EMPLOYMENT ENROLLMENT FEES COULD VARY IN THE OPPOSITE DIRECTION.


Mr. Jim Rosenberg
November 17, 2006
Page 2

     MANY OF THE COMPANY'S CUSTOMERS HAVE THE COMPANY PROVIDE DATA MAINTENANCE, WHICH THE COMPANY, IN TURN, SUB-CONTRACTS OUT TO THIRD-PARTY PROVIDERS. SOME OF THE COMPANY'S CUSTOMERS PREFER TO DO THEIR OWN DATA MAINTENANCE. THE COMPANY'S BILLINGS TO THEIR CUSTOMERS DO NOT BREAK OUT THE DATA MAINTENANCE COSTS. IN CONFORMITY WITH GAAP, THE COMPANY RECORDS THE SUBCONTRACT COST BILLINGS IN THE MONTH THE SERVICE WAS PROVIDED. IF THE PROVIDER DOES NOT BILL TIMELY, THEN THE COMPANY ESTIMATES THE ACCRUAL AND RECORDS THE EXPENSE. WHEN THE INVOICE IS RECEIVED THE COMPANY RECORDS THE ACTUAL PAYABLE AND DECREASES THE ACCRUAL. AGAIN, REVENUES MAY FLUCTUATE DIFFERENTLY THAN DATA MAINTENANCE COSTS DUE TO THE MIX OF HCO AND MPN SERVICES PROVIDED.

     2. As described in Note 5, income tax expense for 2004 computed at the federal statutory rate was fully offset by $60,780 of state tax effects, which appears not to have reoccurred in 2005. Please tell us in disclosure-type format, the factors that produced the state tax credit in 2004 and the state tax expense in 2005.

     IN RESTATING THE DECEMBER 31, 2005 FINANCIAL STATEMENTS, THE COMPANY INADVERTENTLY FAILED TO CORRECT THE PRIOR YEAR FOOTNOTE. THE COMPANY PROPOSES TO CORRECT THIS FAILURE BY AMENDING NOTE 5 TO THE FINANCIALS STATEMENTS CONTAINED IN THE 10-KSB/A AS FOLLOWS:

---------------------------------------------------------------------------
Proposed Change
---------------------------------------------------------------------------

    NOTE 5   INCOME TAXES (Restated)

    The Company accounts for corporate income taxes in accordance with Statement of Accounting Standards Number 109 ("SFAS No. 109")
    "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes.

    The tax provision (benefit) for the year ended December 31, 2005 consisted of the following:

                                                    2005          2004
                                                ------------  ------------
  Current:
    Federal                                     $    23,216   $         -
    State                                            17,596         9,423
  Deferred:
    Federal                                         (17,070)            -
    State                                            (2,550)            -
                                                ------------  ------------
  Total tax provision (benefit)                      21,192         9,423
                                                ============  ============





Mr. Jim Rosenberg
November 17, 2006
Page 3

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's total deferred tax liabilities, deferred tax assets, and deferred tax asset valuation allowances at December 31, 2005 are as follows:

                                                ------------  ------------
  Depreciation
    Federal                                          (2,175)       (3,100)
    State                                              (325)         (720)
  Reserve for bad debts
    Federal                                          12,890             -
    State                                             1,930             -
  Vacation accrual
    Federal                                           6,355         4,120
    State                                               945           970
    Deferred tax valuation allowance                      -        (1,270)
                                                ------------  ------------
                                                     19,620             -
                                                ============  ============

    The reconciliation of income tax computed at statutory rates of income tax benefits is as follows:


  Expense at federal statutory rate                  (2,765)       52,500
    State tax effects                                 7,707         9,423
    Non deductible expenses                          18,800        13,750
    Taxable temporary differences                    17,505         3,100
    Deductible temporary differences                   (435)       (8,600)
    Deferred tax valuation allowance                (19,620)      (60,750)
                                                ------------  ------------
    Income tax provision (benefit)                   21,192         9,423
                                                ============  ============

Notes to Financial Statements
-----------------------------

Note 2. Significant Accounting Policies   Revenue Recognition, page 20
----------------------------------------------------------------------

     3. In your March 31, 2006 Form 10-QSB, you refer to "billing employee date maintenance costs" to subscribers that are not disclosed herein. Please provide us in disclosure-type format, the nature of all services provided to your subscribers, the terms for billing services and your revenue recognition method for each service.
          Also provide us in disclosure-type format, your accounting policy for costs associated with these data maintenance services as provided by "an outside firm."


---------------------------------------------------------------------------


Mr. Jim Rosenberg
November 17, 2006
Page 4

     THE COMPANY RECOGNIZES REVENUE IN CONFORMANCE WITH SEC STAFF ACCOUNTING BULLETIN NO. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. MORE SPECIFICALLY, THE COMPANY PROVIDES SERVICE TO ITS CUSTOMERS THROUGH TWO DIFFERENT NETWORKS. THE COMPANY PROVIDES SERVICES TO SOME CUSTOMERS THROUGH ITS HEALTH CAR ORGANIZATION NETWORK ("HCO") AND TO OTHERS THROUGH ITS MEDICAL PROVIDER NETWORK ("MPN"). HCO FEES ARE BILLED TO CUSTOMERS PER THE TERMS OF THE CONTRACT AGREED UPON. MANY OF THESE MONTHLY BILLINGS ARE BILLED IN ADVANCE. IF BILLED IN ADVANCE, THE COMPANY RECORDS THE RECEIVABLE AND CREDITS UNEARNED REVENUE (A LIABILITY ON THE BALANCE SHEET). DURING THE MONTH THE SERVICE IS PROVIDED, THE COMPANY THEN REDUCES THE LIABILITY AND RECORDS THE EARNED REVENUE. MPN FEES (AS WELL AS ANY CLAIMS FEES OR NCM
FEES) ARE BILLED TO CUSTOMERS AFTER THE SERVICE HAS BEEN PROVIDED AND THE REVENUE RECORDED IN THE MONTH THE SERVICE HAS BEEN PROVIDED.

     FOR DATA MAINTENANCE SERVICES BILLED TO THE COMPANY BY AN OUTSIDE FIRM, THE COMPANY EITHER RECORDS THE ACTUAL INVOICE RECEIVED DURING THE MONTH THE SERVICE WAS PROVIDED OR, IF THE INVOICE IS RECEIVED AFTER MONTH-END, THE COMPANY ACCRUES THE EXPENSE. IF NO INVOICE HAS BEEN RECEIVED BY THE END OF THE MONTHLY CLOSING, THE COMPANY ESTIMATES THE EXPENSE AND ACCRUES THE LIABILITY. WHEN THE INVOICE IS RECEIVED THE COMPANY RECORDS THE PAYABLE AND REDUCES THE ACCRUED LIABILITY.

     THE COMPANY HAS ALWAYS FOLLOWED PROPER GAAP ACCOUNTING IN RECORDING BOTH REVENUES AND EXPENSES RELATING TO THESE REVENUES IN THE CORRECT MONTH.

Note 5. Income Taxes, page 26
-----------------------------

     4. Please provide us, in disclosure-type format, the reconciling items between your reporting income tax expense and the amount of income tax expense computed using statutory rates for each period presented. In particular, explain the nature of the 2005 reconciling item identified as "asset valuation allowance" and the 2004 reconciling item identified as "state tax effects."

     "ASSET VALUATION ALLOWANCE" REFLECTS THE CUMULATIVE EFFECT OF PRIOR PERIOD TAX COMPUTATIONS ONCE THE TAX FILINGS WERE COMPLETED. "STATE TAX EFFECTS" WERE ERRONEOUSLY REPORTED AND WE PROPOSE TO CORRECT IT WITH THE PROPOSED REVISED NOTE 5 TO THE FINANCIAL STATEMENTS SET FORTH IN RESPONSE TO COMMENT 2 ABOVE.



Mr. Jim Rosenberg
November 17, 2006
Page 5

Note 12. Restatement and Reclassification, page 31
--------------------------------------------------

     5. You state that the restatement of your 2005 financial statements was caused by errors in your accounting for income tax expense. We believe that your explanation of these errors and the related corrections reflected in your restatement could be improved. For example, it appears that in correcting this accounting, you reclassified certain expenses that reduced general and administrative expenses by $23,457. Please provide us, in disclosure-type format, the nature of the errors in your income tax accounting and the adjustments made to correct them. In particular, explain how income tax accounting errors affected general and administrative expense and why the restatement resulted in a reduction of income tax expense.

     SINCE INCEPTION THE COMPANY HAS HAD NET LOSSES FOR BOTH BOOK PURPOSES AND TAX PURPOSES. NO TAX RETURNS WERE FILED UNTIL 2006 FOR THE FISCAL YEAR ENDED 2005. AT THAT POINT, ALL PRIOR YEAR FEDERAL AND STATE TAX RETURNS WERE FILED. FOR FEDERAL PURPOSES, DUE TO THE NET OPERATING LOSS CARRYFORWARDS, NO INCOME TAX WAS DUE. FOR CALIFORNIA STATE PURPOSES, TAXES WERE DUE BECAUSE CALIFORNIA SUSPENDED NET OPERATION LOSS CARRYFORWARDS FOR THE TWO YEARS OF 2002 AND 2003. THUS, FROM FISCAL YEARS 2002 AND 2003, THERE WAS STATE INCOME TAXES DUE IN THE AMOUNT OF $23,457. FOR THE YEAR ENDED DECEMBER 31, 2005, THERE WERE TAXES DUE IN THE AMOUNT OF $23,750. INITIALLY, THE COMPANY RECORDED THE BACK TAXES AS INCOME TAX EXPENSE IN 2005, HOWEVER, ONCE THE ACTUAL TAX NUMBERS FOR 2005 WERE COMPUTED, THE COMPANY FELT THAT REPORTING ALL BACK TAXES AND CURRENT YEAR TAXES IN THE SAME YEAR WOULD DISTORT THE TAX PROVISION FOR 2005. SINCE NONE OF THIS TAX WAS FOR 2005, OR THE COMPARABLE YEAR OF 2004 AND SINCE THE AMOUNT OF THE TAX IN ANY OF THESE YEARS WAS IMMATERIAL, THE COMPANY DECIDED TO EXPENSE THE AMOUNT IN THE 2005 YEAR. THEREFORE, THE AMOUNT WAS RECLASSED TO GENERAL AND ADMINISTRATIVE EXPENSES, AND THE INCOME TAX EXPENSE REFLECTED ONLY THE TAX FOR 2005. THIS CAUSED AN INCREASE, AND NOT A DECREASE, IN GENERAL AND ADMINISTRATIVE EXPENSES.

Form 10-QSB for the quarter ended June 30, 2006
-----------------------------------------------

Notes to the Financial Statements
---------------------------------

Note 2. Significant Accounting Policies, page 9
-----------------------------------------------

Note 9. Options for Purchase of Common Stock, page 14
-----------------------------------------------------

Note 10. Stock Option Agreement, page 14
----------------------------------------

     6. You measure and record stock-based compensation for the six month period ended June 30, 2006 in accordance with SFAS 123. which appears to indicate that you did not adopt SFAS 123R and the disclosures required by paragraph 84 of SFAS 123R.

Mr. Jim Rosenberg
November 17, 2006
Page 6

     ON JANUARY 1, 2006, THE COMPANY ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123(R) (REVISED 2004), "SHARE-BASED PAYMENT," ("SFAS 123(R) ") WHICH REQUIRES THE MEASUREMENT AND RECOGNITION OF COMPENSATION EXPENSE FOR ALL SHARE-BASED PAYMENTS TO EMPLOYEES AND DIRECTORS INCLUDING EMPLOYEE STOCK OPTIONS AND STOCK PURCHASES RELATED TO THE COMPANY'S EMPLOYEE STOCK OPTION AND AWARD PLANS BASED ON ESTIMATED FAIR VALUES. SFAS 123(R) SUPERSEDED THE COMPANY'S PREVIOUS ACCOUNTING UNDER STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION."

     THE COMPANY ADOPTED SFAS 123(R) USING THE MODIFIED PROSPECTIVE TRANSITION METHOD, WHICH REQUIRES THE APPLICATION OF THE ACCOUNTING STANDARD AS OF JANUARY 1, 2005, THE FIRST DAY OF THE COMPANY'S FISCAL YEAR 2005. STOCK-BASED COMPENSATION EXPENSE RECOGNIZED UNDER SFAS 123(R) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 WAS $0 AND $0, RESPECTIVELY, RELATED TO EMPLOYEE STOCK OPTIONS ISSUED DURING THE PERIODS.

     Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.




                                   Very truly yours,

                                   POULTON & YORDAN


                                   Richard T. Ludlow
                                   Attorney at Law